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January 2, 2014

Amanda Ravitz
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Semler Scientific, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed December 6, 2013 File No. 333-192362

Dear Ms. Ravitz:

On behalf of our client, Semler Scientific, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments (the “Comments) of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated December 19, 2013 (the “Letter”) regarding the Company’s above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 6, 2013. Contemporaneous with this submission, the Company is filing on the EDGAR system a complete copy of Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) reflecting the responses of the Company below.

The Company’s responses are numbered to correspond to the Comments as numbered in the Letter. For your convenience, each of the Comments contained in the Letter have been restated in bold below in their entirety, with the Company’s corresponding response set forth immediately under such comment. In the responses below, page number references are to the Amended Registration Statement.

Our Product, page 40

1.	We refer to your response to prior comment 6 and your November 15, 2013 response to prior comment 16. Please revise your disclosure on page 41 to identify the USPTO patent number. To the extent that your company is not named in the patent, provide us support for your disclosure on page 41 that you applied for the patent. Please tell us the dollar amount, if any, paid to all inventors for the assignments you reference in your response and provide us with copies of the applicable assignment agreements. Also, revise the prospectus to describe Advanced Vascular Dynamics’ prior interest in your technology, Mr. Herbert Semler’s affiliation with Advanced Vascular Dynamics and material terms of your technology transfer agreement with Advanced Vascular Dynamics. Please also refer to Instruction 1.a.iii to Item 404(a) of Regulation S-K and disclose this transfer as a related-party transaction or advise. Also, file this agreement as an exhibit in accordance with Item 601(b)(10).

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH
SINGAPORE ♦ MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE

Amanda Ravitz, January 2, 2014 Page 2

Response: The Company has revised the disclosure on pages 41 and 45 to identify the USPTO patent number of its patent. The Company notes for the Staff that the Company is named as the owner of the patent and is providing the Staff under separate cover a copy of its patent indicating as such. The Company supplementally informs the Staff that it did not pay any dollar amount to the inventors named in its patent in connection with the assignments, which assignments were subsequently recorded with the USPTO. The Company is furnishing copies of these assignments to the Staff under separate cover as requested.

The Company respectfully submits to the Staff that Semler Technologies, Inc., d/b/a Advanced Vascular Dynamics (“AVD”), has not had any prior interests in the Company’s technology, nor is there any technology transfer agreement between the Company and AVD. As previously disclosed to the Staff, AVD obtained the 510(k) clearance for FloChec™ from the FDA in early 2010. The Company notes for the Staff that the FDA does not track transfers/subsequent assignments of 510(k) clearances, and also notes for the Staff that the Company is listed on the FDA’s website as a registered establishment (specifications developer for FloChec™). The Company notes that obtaining a 510(k) clearance for a medical device does not accord any right, title or interests in the technology underlying the medical device. Moreover, two manufacturers may not use the same 510(k) clearance. The Company notes for the Staff that at the Company’s request, and to avoid any possible confusion regarding the Company’s right to contract for the manufacture of the FloChec™, AVD executed a simple assignment to the Company of any right, title or interest it may have had in such 510(k) clearance for the FloChec™ device (a copy of which assignment is being furnished supplementally to the Staff). The Company further respectfully submits to the Staff that the assignment of the 510(k) clearance from AVD to the Company is not a related party transaction within the meaning of Item 404 of Regulation S-K because the amount involved did not exceed the lesser of (x) $120,000 or (y) 1% of the Company’s average total assets at year end for the last two completed fiscal years. For the same reason, the Company respectfully submits that this simple assignment, executed solely to clarify that the Company had full right, title and interest in the 510(k) clearance, is not a material contract pursuant to Regulation S-K, Item 601(b)(10) and need not be filed as an exhibit to the Amended Registration Statement. The Company has made some revisions to the disclosure to add additional information regarding Dr. Semler’s affiliation with AVD (please see page 45 of the Amended Registration Statement), however because AVD had no prior interest in its technologies, nor is there any technology transfer agreement between the Company and AVD, the Company has not added disclosures in response to the Staff’s comment. Moreover, the Company respectfully submits to the Staff that further detail regarding AVD’s involvement in obtaining the 510(k) clearance is not required by applicable rules or regulations, nor does it believe that such disclosure would provide meaningful information to investors.

Beneficial Owners and Management, page 61

1.	Please add disclosure to clarify, if true, that cashless warrant exercises are the reason for the reductions in post-offering holdings relative to pre-offering holdings.

Response: Changes in response to the Staff’s Comment have been made to page 62 of the Amended Registration Statement.

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Amanda Ravitz, January 2, 2014 Page 3

The Company has authorized me to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert Staff Comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0378.

Sincerely,

/s/ Yvan-Claude Pierre,
Yvan-Claude Pierre
Reed Smith LLP

Cc: Douglas Murphy-Chutorian, MD, Semler Scientific, Inc.

NEW YORK ♦ LONDON ♦ HONG KONG ♦ CHICAGO ♦ WASHINGTON, D.C. ♦ BEIJING ♦ PARIS ♦ LOS ANGELES ♦ SAN FRANCISCO ♦ PHILADELPHIA ♦ SHANGHAI ♦ PITTSBURGH
SINGAPORE ♦ MUNICH ♦ ABU DHABI ♦ PRINCETON ♦ NORTHERN VIRGINIA ♦ WILMINGTON ♦ SILICON VALLEY ♦ DUBAI ♦ CENTURY CITY ♦ RICHMOND ♦ GREECE